FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2016

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐.             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on May 24, 2016

ROYAL DUTCH SHELL PLC

RESULT OF ANNUAL GENERAL MEETING

Royal Dutch Shell plc announces the poll results on the resolutions at its Annual General Meeting held on Tuesday May 24, 2016 at the Circustheater, Circusstraat 4, 2586 CW The Hague, The Netherlands. Resolutions 1-18 were carried and resolution 19 (Shareholder resolution) was not carried.

In accordance with the Listing Rules, a copy of all resolutions other than resolutions concerning ordinary business at the Annual General Meeting, will be submitted to the National Storage Mechanism and will be available for inspection at: www.morningstar.co.uk/uk/nsm

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
1	Receipt of Annual Report & Accounts	4,188,410,385	99.01	42,011,391	0.99	4,230,421,776	52.74%	3,829,452
2	Approval of Directors’ Remuneration Report	3,469,740,309	85.83	573,049,761	14.17	4,042,790,070	50.40%	191,483,188
3	Reappointment of Ben van Beurden	4,169,535,220	99.58	17,773,835	0.42	4,187,309,055	52.21%	46,830,273
4	Reappointment of Guy Elliott	4,169,238,247	99.58	17,757,831	0.42	4,186,996,078	52.20%	47,176,217
5	Reappointment of Euleen Goh	4,144,782,811	98.99	42,202,382	1.01	4,186,985,193	52.20%	47,141,463
6	Reappointment of Simon Henry	4,150,789,272	99.31	28,984,388	0.69	4,179,773,660	52.11%	54,401,060
7	Reappointment of Charles O. Holliday	4,126,618,069	98.56	60,386,265	1.44	4,187,004,334	52.20%	47,124,702
8	Reappointment of Gerard Kleisterlee	3,856,989,347	93.35	274,768,733	6.65	4,131,758,080	51.51%	102,352,440
9	Reappointment of Sir Nigel Sheinwald	4,168,128,173	99.55	18,837,848	0.45	4,186,966,021	52.20%	47,201,661
10	Reappointment of Linda G. Stuntz	4,169,243,593	99.58	17,778,861	0.42	4,187,022,454	52.20%	47,085,815
11	Reappointment of Hans Wijers	4,159,707,300	99.35	27,239,919	0.65	4,186,947,219	52.20%	47,145,407
12	Reappointment of Patricia A. Woertz	4,131,694,697	98.68	55,406,603	1.32	4,187,101,300	52.20%	46,997,258
13	Reappointment of Gerrit Zalm	4,128,694,388	99.25	31,326,980	0.75	4,160,021,368	51.87%	74,034,558
14	Reappointment of Auditor	3,904,174,125	92.47	317,935,471	7.53	4,222,109,596	52.64%	12,124,129

	RESOLUTION	VOTES FOR	%	VOTES AGAINST	%	VOTES TOTAL	% of ISC VOTED	VOTES WITHHELD
15	Remuneration of Auditor	4,223,122,293	99.84	6,604,220	0.16	4,229,726,513	52.73%	4,482,033
16	Authority to allot shares	4,147,107,132	98.14	78,673,410	1.86	4,225,780,542	52.69%	8,381,624
17	Disapplication of pre-emption rights*	4,186,534,360	99.12	37,159,884	0.88	4,223,694,244	52.66%	10,430,864
18	Authority to purchase own shares*	4,172,119,936	98.69	55,196,293	1.31	4,227,316,229	52.70%	6,873,769
19	Shareholder resolution*	114,074,036	2.78	3,995,029,228	97.22	4,109,103,264	51.23%	124,675,299

*	Special resolution

Please note that a ‘vote withheld’ is not a vote under English Law and is not counted in the calculation of the proportion of the votes ‘for’ and ‘against’ a resolution.

May 24, 2016

Mark Edwards

Deputy Company Secretary

Royal Dutch Shell plc

ENQUIRIES

Media Relations

International: +44 20 7934 5550

USA: +1 713 241 4544

Investor Relations

International: + 31 70 377 4540

North America: +1 832 337 2034

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-199736 and 333-199736-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821 and 333-200953).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc (Registrant)

By:	/s/ M Edwards
	Name:	M Edwards
	Title:	Deputy Company Secretary

Date: May 25, 2016